SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 19, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br Media Relations (1 212) 983-1702 ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.

Corporate Taxpayer Registration CNPJ/MF 76.535.764/0001 - 43
Board of Trade NIRE 533 0000 622 - 9
Publicly Traded Company

SUMMONS NOTICE

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

The shareholders of Brasil Telecom S.A. (“Company”) are being summoned to the Extraordinary General Shareholders' Meeting to be held at 02:00 p.m., on April 19, 2004, at the Company's headquarters located in the city of Brasilia, Federal District, at SIA Sul, ASP, Lote D, Bloco B, to deliberate over the following Order of the Day:

ORDINARY GENERAL MEETING

  Analyze, discuss and approve the Financial Statements of the Company and the Management Report for the fiscal year ending December 31, 2003;
  Deliberate on the appropriation of the Results of the year and the Dividends distribution;
  Elect the members and alternates of the Company's Fiscal Board; and
  Elect the members and alternates of the Company's Board of Directors, to complement the mandate.

EXTRAORDINARY GENERAL MEETING

  Establish the compensation of the Company's Management and members of the Fiscal Board; and
  Amend article 5 of the Company's Bylaws to reflect the changes in the value of the Company's social capital and number of shares, as a consequence of the capital increases approved in 2004.

GENERAL INFORMATION:

All powers of attorney must be delivered to the attention of the Company's Legal Department at the Company's headquarters located in the city of Brasília, Federal District, at SIA Sul, ASP, Lote D, Bloco B, at least 2 (two) business days prior to the date of the Shareholders´ Meeting.

Shareholders whose shares are registered with a custodian agent, who wish to vote their shares at the Extraordinary General Shareholders' Meeting, must present a statement issued by the custodian agent no more than 2 (two) business days prior to the date of the Meeting, indicating the amount of shares of the Company held by such shareholders.

Brasilia, Brazil, March 19, 2004.

Eduardo Seabra Fagundes
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer